Exhibit 99.1

SKK Holdings Signs Definitive Asset Purchase Agreement with Rantizo, Inc. to Acquire Drone Assets in Approximately $258.8 Million Asset Acquisition, Establishing Publicly-Traded Operator of Drone-Based Platforms for Commercial Applications

SINGAPORE, May 4, 2026 — SKK Holdings Limited (NASDAQ: SKK) (“SKK Holdings” or the “Company”), today announced that it has entered into a definitive asset purchase agreement (the “Asset Purchase Agreement”) with Rantizo, Inc. (“Rantizo”), a Delaware corporation headquartered in Houston, Texas, under which SKK Holdings will acquire substantially all of Rantizo’s drone- assets used in agricultural spraying, seeding, and monitoring for agriculture, forestry emergency response, and commercial applications (the “Acquired Assets”). The Acquired Assets will be acquired in exchange for newly issued Class A ordinary shares of SKK Holdings.

Concurrently with the signing of the Asset Purchase Agreement, certain existing SKK Holdings shareholders have entered into a Securities Purchase Agreement with Rantizo (the “Securities Purchase Agreement”) pursuant to which Rantizo will acquire Class B ordinary shares held by those shareholders (such shares, along with the shares issued in the Asset Purchase Agreement, the “Consideration Shares”) for aggregate cash consideration of $8 million, giving Rantizo an immediate equity position in the Company. The Company has also agreed to grant certain individuals in management a total number of Class A shares having an aggregate grant-date value of $12,000,000 based on the VWAP on each of the three trading days prior to closing. The Asset Purchase Agreement and the Securities Purchase Agreement are expected to close concurrently, subject to SKK Holdings shareholder approval, Nasdaq approval, the effectiveness of applicable regulatory clearances, and other customary closing conditions. The boards of directors of Rantizo and the Company each unanimously approved the Asset Purchase Agreement, the Securities Purchase Agreement and related transactions.

Upon closing, SKK Holdings will operate a platform combining drone technology and commercial infrastructure across precision agriculture, forestry emergency response, and broader commercial end markets. The Company intends to pair the Acquired Assets with access to the U.S. public capital markets to accelerate commercialization, deepen customer relationships, and pursue follow-on opportunities as the unmanned aerial systems sector continues to consolidate around scaled operators.

Sze Koon Kiat, Chief Executive Officer of SKK Holdings, stated: “The Rantizo asset base gives SKK Holdings a differentiated platform in one of the fastest-growing segments of the unmanned systems economy, with applications across agriculture and emergency response — each a market where the economics and regulatory environment increasingly favor scaled operators with integrated technology, data, and customer infrastructure. Combining a Nasdaq-listed capital structure with Rantizo’s technology and commercial relationships is designed to accelerate what would otherwise take years to build organically. This transaction materially expands the scope of what SKK Holdings can pursue on behalf of its shareholders.”

Marianne McInerney, incoming President of SKK Holdings in connection with the transactions, added: “Transferring Rantizo’s drone-based technology and commercial infrastructure into a Nasdaq-listed vehicle gives the business the capital access and governance profile this industry now demands. We view the next 24 months as a decisive window for commercial drone operators with the right assets, balance sheet, and governance to capture market share.”

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Transaction Highlights

●	Consideration: Rantizo will receive newly issued Class A ordinary shares of SKK Holdings in a formula-based issuance referencing the volume weighted average price of SKK Holdings Class A ordinary shares over the three (3) trading days prior to the date of closing and the total fully-diluted shares outstanding. The Acquired Assets are being acquired at a $258.8 million valuation, The Company received an independent third-party valuation of Rantizo from Newbridge Securities Corporation, and such third-party valuation was part of the Company’s internal process to get to the valuation of the Acquired Assets. Following the closing of the transactions, Rantizo will own the substantial majority of the issued and outstanding Class A ordinary shares of SKK Holdings.

●	Concurrent Share Purchase: Rantizo will acquire Class B ordinary shares from certain existing SKK Holdings shareholders for an aggregate cash consideration of $8 million, giving Rantizo an immediate equity position concurrently with the closing of the Asset Purchase Agreement.

●	Board Representation: At closing, Rantizo will have the right to nominate two (2) directors to SKK Holdings’ board of directors, consisting of one (1) executive director and one (1) independent director, meeting all Nasdaq and SEC independence requirements.

●	Registration Rights: The Company has agreed to register the resale of the Consideration Shares under the Securities Act pursuant to a customary registration rights agreement to be entered into at closing.

●	Lock-Up: Each director and officer of SKK Holdings at closing will enter into a six-month lock-up agreement with respect to their SKK Holdings securities.

●	PIPE Transaction: At or prior to the closing, certain investors of Rantizo are expected to invest an aggregate of $10 million into Rantizo, the proceeds of which shall be deposited into an escrow account. Release of the proceeds of such capital raise to SKK Holdings is conditioned on the closing of the transactions. At closing, in consideration of payment to it of the $10 million from escrow, SKK has agreed to issue to Rantizo an additional number of its Class A ordinary shares based on the VWAP of the SKK Class A ordinary shares on each of the three trading days prior to closing.

Advisors

A.G.P./Alliance Global Partners is serving as the exclusive financial advisor to SKK Holdings. TroyGould PC is acting as legal counsel to SKK Holdings. Seward & Kissel LLP is acting as legal counsel to Rantizo.

Shareholder Meeting and Proxy Materials

SKK Holdings intends to convene an extraordinary general meeting of shareholders (the “EGM”) to seek approval of the Asset Purchase Agreement, the issuance of the Consideration Shares, and an amendment to the Company’s memorandum and articles of association providing for the board nomination rights contemplated above. A Form 6-K containing the notice of meeting, proxy statement, and related materials will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and made available to shareholders. Shareholders are urged to read the proxy statement and other materials carefully when they become available because they will contain important information about the Company, the transactions, and related matters.

About SKK Holdings Limited

SKK Holdings Limited is a Cayman Islands-incorporated company publicly traded on the Nasdaq Capital Market under the ticker symbol “SKK.” Through its operating subsidiaries, SKK Holdings has over ten years of experience providing civil engineering services specializing in subsurface utility works in Singapore, with expertise in power and telecommunication cable laying, water pipeline works, and sewer rehabilitation for Singapore’s public utility sector. Upon the closing of the transactions described in this release, SKK Holdings will also operate the acquired drone-based technology platform for agriculture, forestry, emergency response, and commercial applications.

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About Rantizo, Inc.

Rantizo, Inc. is a Delaware corporation headquartered in Houston, Texas Rantizo is developing drone-based technology used in agricultural spraying, seeding, and monitoring, with applications across agriculture, forestry emergency response, and commercial end markets.

Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, SKK Holdings will file relevant materials with the SEC, including a proxy statement on Form 6-K. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SKK Holdings, THE PROPOSED TRANSACTIONS, AND RELATED MATTERS. These documents may be obtained free of charge at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated closing of the Asset Purchase and the Securities Purchase, the expected timing and mechanics of the consideration share issuance, the intended filing of a shelf registration statement on Form F-3 and the commencement of an at-the-market offering, the contemplated board nomination rights, the expected effects of the transactions on SKK Holdings’ business and strategic positioning, the anticipated growth of the markets in which the Acquired Assets operate, and other statements that are not historical fact. These forward-looking statements are based on current expectations and assumptions and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to: the ability of the parties to satisfy the closing conditions, including shareholder approval, Nasdaq approval, and applicable regulatory clearances; the possibility that the transactions may not close on the anticipated timeline or at all; risks associated with SKK Holdings’ ability to integrate and operate the Acquired Assets; the Company’s continued ability to comply with Nasdaq’s listing requirements; market conditions affecting the contemplated shelf registration and at-the-market offering; the competitive dynamics of the drone-based technology and commercial drone services markets; and the other risks described in SKK Holdings’ filings with the SEC. SKK Holdings undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

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Contacts

For SKK Holdings Limited

Investor Relations

Matthew Abenante, IRC

Strategic Investor Relations LLC

matthew@strategic-ir.com

(347) 947-2093

For Rantizo Inc.

Phoenix Management

www.PhoenixMGMTconsulting.com

(201) 613-2448

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